BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008

                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Abraxas Petroleum Corp.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Damian P. Reitemeyer

Enclosures









             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                   Abraxas Petroleum Corp.
             __________________________________
                       NAME OF ISSUER:
                 Common Stock, no par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          00383010
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No.  00383010                     Page 1 of 6 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corpation, its wholly owned
subsidiary, Bankers Trust Company   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  []
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Both Bankers Trust New York Corporation and Bankers Trust
Company are New York Corporations.



 NUMBER OF      5. SOLE VOTING POWER

 SHARES
                Bankers Trust Company  275,000 shares

 BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY
                Bankers Trust Company 0 shares

 EACH           7. SOLE DISPOSITIVE POWER

 REPORTING
                Bankers Trust Company 275,000 shares

 PERSON         8. SHARED DISPOSITIVE POWER

 WITH
                Bankers Trust Company 0 shares


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

               Bankers Trust Company 275,000 shares

CUSIP No.  00383010                     Page 2 of 6 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *




11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company 6.2%



12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK
     CUSIP No.  00383010                Page 3 of 6 Pages

Item 1(a)      NAME OF ISSUER:

                   Abraxas Petroleum Corp.

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

                    909 N.E. Loop 410
                    P.O. Box 17485
                    San Antonio, Texas  78217

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation  and Bankers
          Trust Company are incorporated in the State of New
          York with its principal business office located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock (no par value) of Abraxas Petroleum
          Corp

Item 2(e)    CUSIP NUMBER:
             00383010

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)
          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

CUSIP No. 00383010                      Page 4 of 6 Pages

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

          Bankers Trust Company as investment advisor owns
     275,000 shares

     (b)  PERCENT OF CLASS:

          Bankers Trust Company  6.2%

     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
               Bankers Trust Company  275,000 shares

          (ii)  shared power to vote or to direct the
                 vote -
               Bankers Trust Company 0 shares

          (iii)  sole power to dispose or to direct the
                  disposition of -
               Bankers Trust Company 275,000 shares

           (iv)  shared power to dispose or to direct
                   the disposition of -
               Bankers Trust Company 0 shares

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               []

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



CUSIP No. 00383010                      Page 5 of 6 Pages


Item 7         IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.



Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:

          Not applicable.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable





























CUSIP No. 00383010                      Page 6 of 6 Pages



Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company